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                                                          Exhibit 99(a)(1)(xiii)

             Management-Led Group Confirms Its Intention Not to Sell
                         Its Interest in the Judge Group

BALA CYNWYD, Pa.--April 2, 2003 - Martin E. Judge, Jr. and Michael A. Dunn, the founders and principal shareholders of The Judge Group, Inc. (the "Company") and leaders of a management led group which has proposed a going-private transaction, today announced that they have confirmed to the Special Committee that they and the other members of senior management who are part of the buy-out group (who, together beneficially own approximately 60% of the Company) have no present interest or intention to sell their ownership interests in the Company.

Mr. Judge stated: "The management group believes that it is in the best interests of the Company and its shareholders, employees, suppliers, customers and creditors and the several communities in which they live and work that the Company remain an independent company owned and operated by management and employees."

This announcement follows an announcement by RCM Technologies, Inc. that it has expressed an interest in acquiring 100% of the outstanding stock of The Judge Group, at an unnamed price.

On March 21, 2003, the management group submitted a proposal to acquire all of the outstanding shares of common stock of the Company not already beneficially owned by the management group at a price of $.82 per share, which represented a premium of 17.1% over the closing price on March 21, 2003, an 18.9% premium over the average closing price since January 1, 2003 and an 18.6% premium over the average daily closing price since November 1, 2002.

This press release is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission ("SEC") should this proposed transaction go forward. If such documents are filed with the SEC, investors will be urged to read them because they will contain important information, including risk factors. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) and from the Company. If a proxy statement is distributed by the Company regarding this transaction, the Company and certain of its directors and executive officers would be involved in a solicitation of proxies made in connection with the proposed transaction. Information concerning the Company's directors and executive officers will be available in the documents which would be filed with the SEC. Information regarding the management group is included in a 13D/A filed with the SEC on March 26, 2003.

This news release is being made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Certain matters contained in this news release may constitute forward-looking statements. Any one, or all, of the following factors could cause actual financial results to differ materially from those financial results mentioned in the forward-looking statements: the ability to attract and place qualified technical consultants, the ability to implement the controls necessary to reduce costs and improve revenues, the ability to the overall strategic business plan, the ability to comply with NASDAQ listing requirements, industry competition factors, and other factors identified in our filings with the Securities and Exchange Commission.



Investor Contact:
Robert Alessandrini, CFA, CFO
610-667-7700
investors@judge.com